EXHIBIT I
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[LOGO]
DESCARTES











                                QUARTERLY REPORT
                                 TO SHAREHOLDERS






                                FINANCIAL RESULTS
                               FOR THE FISCAL 2004
                              SECOND QUARTER ENDED
                                  JULY 31, 2003

                                    (US GAAP)







                        THE DESCARTES SYSTEMS GROUP INC.

BELOW, FOR YOUR CONVENIENCE, IS A COPY OF THE PRESS RELEASE WE ISSUED ON SEPTEMBER 4, 2003, ANNOUNCING OUR CONSOLIDATED UNAUDITED FINANCIAL RESULTS FOR THE THREE-MONTH PERIOD ENDED JULY 31, 2003, BEING OUR SECOND FISCAL QUARTER OF OUR 2004 FISCAL YEAR. THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AND REPRESENTS OUR EXPECTATIONS AS AT SEPTEMBER 4, 2003 WHEN THE PRESS RELEASE WAS ISSUED. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF SEPTEMBER 4, 2003. WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRESS RELEASE TO REFLECT ANY CHANGES THAT OCCUR AFTER SEPTEMBER 4, 2003.

        DESCARTES REPORTS RESULTS FOR SECOND QUARTER OF FISCAL YEAR 2004

WATERLOO, ONTARIO, SEPTEMBER 4, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a trusted provider of supply chain services, today announced financial results for the second quarter of its 2004 fiscal year (Q2FY04) which ended on July 31, 2003. Amounts are in U.S. dollars and are reported in accordance with U.S. GAAP (Generally Accepted Accounting Principles).

Q2FY04 total revenues were $15.2 million, down 16 percent when compared with total revenues in the second quarter last fiscal year of $18.0 million. Gross margins grew to 69 percent in the quarter, up from 56 percent in the same quarter a year ago.

"We are pleased with our performance this quarter, which was in line with the guidance we previously provided. Descartes' financial position remains strong and we believe we are well-positioned for future growth," said Manuel Pietra, Descartes' chief executive officer and president. "Focused on our strategic goals, we are committed to maintaining operational excellence and delivering customer and shareholder value."

Added Pietra, "Working with complementary technology companies, Descartes is extending and solidifying its distribution channels and accelerating marketing and sales initiatives of its services on a global basis. With key alliance initiatives, continued management of expenses and building of an even stronger services portfolio, Descartes continues to move forward with a positive outlook for the future."

The loss for Q2FY04 was $14.7 million, or $0.29 per share, compared to a loss of $18.5 million, or $0.35 per share, for the same quarter last year.

Descartes completed the quarter with $77 million in cash, cash equivalents and marketable securities. Cash usage in the quarter included payments for completion of the previously announced purchase of its Common Shares and Debentures.

Today, Descartes also announced that Peter J. Schwartz is resigning as a director and chairman of the board of Descartes to pursue other opportunities. Descartes' board of directors and management wish him well in his future endeavors.

Dr. Stephen Watt, who was initially appointed a director in 2001, has been appointed chairman of the board and Manuel Pietra, Descartes' chief executive office and president, has been appointed to the board of directors.


HIGHLIGHTS OF THE SECOND QUARTER

CUSTOMER SIGN-UPS: Q2FY04 saw 151 total sign-ups. Demonstrating Descartes' ability to leverage its installed base, approximately 60 percent of these sign-ups represent services sold to existing customers. Some of the sign-ups during the quarter included Best Buy, Four Star Dairy, Hartford Distributors, Mitsubishi, and Shibusawa Warehouse Co. Ltd.

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INNOVATION IN SERVICES: Descartes continues its commitment to be at the forefront of technological advancement. During the quarter Descartes announced:

     o LIVE RFID FIELD TESTS - Evaluating the impact and business benefits of applying RFID (radio frequency identification) technology to the retail sector, Descartes is participating in live RFID field tests as part of the Supply Chain Network(C) Project being conducted by the Supply Chain Development Association.

     o DESCARTES ROADSHOW(TM) IN DOUBLE-BYTE - Targeted to both new and existing customers, DESCARTES ROADSHOW now supports two key double-byte languages, simplified Chinese and Korean, with additional Asian languages, such as traditional Chinese and Japanese, planned for the future.

ALLIANCES WITH INDUSTRY LEADERS: During Q2FY04, Descartes sought to accelerate the deployment of its services worldwide by establishing alliances with respected industry leaders. Extending Descartes' distribution channels and expanding marketing and sales initiatives, some of the alliances Descartes announced include:

     o DUE NORTH in the Northern United Kingdom providing DESCARTES ROUTING AND SCHEDULING(TM)on the services model,
     o NEXTEL COMMUNICATIONS in North America offering DESCARTES MOBILELINK(TM)applications for real-time fleet management,
     o SHANGHAI METINFO in Asia offering the DESCARTES AUTOMATED MANIFEST SERVICE(TM)to help companies comply with the U.S. Customs Service Container Security Initiative, and
     o T-SYSTEMS driving marketing and sales efforts of Descartes' logistics services in Central Europe as well as other key parts of Europe.

COMMON SHARE AND DEBENTURE PURCHASES: As previously announced during Q2FY04, Descartes purchased for cancellation 11,578,000 of its outstanding Common Shares. The purchase price for the Common Shares was CDN$3.20 per share. After cancellation of the purchased Common Shares, Descartes has 40,653,711 Common Shares outstanding. In addition, through a wholly owned subsidiary of Descartes, Descartes purchased $45 million of the face value of its debentures at a price of $950 per $1,000 principal amount of debentures, plus accrued and unpaid interest.

COST REDUCTION INITIATIVES: Descartes undertook its previously announced initiatives to reduce costs across the organization through the consolidation of its network infrastructure and the streamlining of its global operations, resulting in a restructuring charge of $12.5 million in Q2FY04.

BUSINESS OUTLOOK

For the third quarter ending October 31, 2003 (Q3FY04), Descartes expects to achieve total revenues in the range of $15.5 to $16.5 million and to report a loss per share, on a U.S. GAAP basis, of $0.10 to $0.12. This expectation includes a restructuring charge in Q3FY04 of approximately $2.0 million. The amount of the restructuring charge in the quarter is dependent on various factors including the timing of certain actions related to Descartes' restructuring activities.


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
ABOUT DESCARTES

The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of supply chain services. Helping companies reduce costs, save time, and enhance customer satisfaction, Descartes' integrated suite of services provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. Enabling distribution-sensitive companies in industries such as retail, consumer packaged goods, manufacturing, transportation, third-party logistics, and distribution to optimize and gain real-time control of their inventory and assets; Descartes services are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.


                                       ###


Statements in this release, other than historical performance, include forward-looking statements relating to future financial performance made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding Descartes' revenue and profit expectations, expense, cost of revenue expectations, expectations surrounding the demand for Descartes' products and the market opportunity for those products, expectations surrounding the success of Descartes' alliance relationships, marketing and distribution initiatives, expectations surrounding Descartes' streamlining initiatives, expectations as to customer acceptance and continued use of Descartes' solutions, and expectations as to Descartes' pricing and revenue model. These statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from expectations; in particular, the successful implementation and market acceptance of Descartes' pricing and revenue model, demand for network-based logistics solutions and logistics software solutions, timing and size of restructuring charges, success in closing customer orders, ability to control expenses, realization of operating cost reductions resulting from cost reduction initiatives, integration of acquisitions and consolidation of operations. For further information regarding risks and uncertainties associated with Descartes' business, please refer to Descartes' documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Any forward-looking statements should be considered in light of these factors.

THE DESCARTES SYSTEMS GROUP INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
THREE MONTHS ENDED JULY 31, 2003
(US DOLLARS; US GAAP)

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of The Descartes Systems Group Inc. ("Descartes" or the "Company") for the three months ended July 31, 2003 appearing elsewhere in this Quarterly Report to Shareholders. It should also be read in conjunction with the audited annual consolidated financial statements and the management's discussion and analysis ("MD&A") for the fiscal year ended January 31, 2003 included in the Company's most recent Annual Report to Shareholders. The Company prepares and files its consolidated financial statements and MD&A in United States ("US") dollars and in accordance with US generally accepted accounting principles ("GAAP"). The Company also prepares and files its consolidated financial statements and MD&A in accordance with Canadian generally accepted accounting principles, in US dollars, which are mailed to all Canadian shareholders and are made available to US shareholders. All dollar amounts are in US currency, unless otherwise indicated.

CERTAIN STATEMENTS MADE IN THE MD&A, "RISK FACTORS" SECTION OF THIS QUARTERLY REPORT AND ELSEWHERE IN THIS QUARTERLY REPORT, INCLUDING STATEMENTS RELATING TO THE COMPANY'S EXPECTATIONS CONCERNING FUTURE REVENUES AND EARNINGS, MARKET OPPORTUNITY AND THE SUFFICIENCY OF CAPITAL TO MEET WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, CONSTITUTE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS DOCUMENT, THE WORDS "BELIEVES," "PLANS," "EXPECTS," "ANTICIPATES," "INTENDS," "CONTINUES," "MAY," "WILL," "COULD," "SHOULD" AND SIMILAR EXPRESSIONS, OR THE NEGATIVE OF SUCH TERMS, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. WE MAY ALSO MAKE ORAL AND WRITTEN FORWARD-LOOKING STATEMENTS FROM TIME TO TIME, IN REPORTS FILED WITH CANADIAN AND UNITED STATES REGULATORY AUTHORITIES AND OTHERWISE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE FUTURE RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" APPEARING ELSEWHERE IN THIS QUARTERLY REPORT. IF ANY OF SUCH RISKS ACTUALLY OCCUR, THEY COULD MATERIALLY ADVERSELY AFFECT THE COMPANY'S BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS. IN THAT CASE, THE TRADING PRICE OF THE COMPANY'S COMMON SHARES COULD DECLINE, PERHAPS MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. DESCARTES DOES NOT UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN THE COMPANY'S EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED.


OVERVIEW

Descartes develops, markets, implements and supports services and software for supply chain management. Descartes has significant experience in providing integrated services and applications to manage the end-to-end supply chain. The Company's history of serving industries with short order-to-fulfillment cycles has allowed it to design solutions that address the specific needs of enterprises seeking to optimize and gain real-time control of their inventory and assets.

The logistics supply chain is made up of manufacturers, distributors, retailers and transportation service providers.

For manufacturers, distributors and retailers, Descartes offers the Global Logistics Services Network(TM) ("GLSN") - a network that connects companies with their trading partners, letting them share real-time information about orders, inventory and supply chain events. Across various modes of transportation, Descartes' GLSN securely registers and connects participants, while accommodating multiple communication and data standards. For transportation service providers, Descartes operates value-added networks for air messaging and road and land messaging.

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Descartes has four application suites: (i) Visibility, (ii) Transportation
Management, (iii) Routing and Scheduling, and (iv) Ocean Contract Management. Used in concert or independently, they offer ways for businesses to cut operational costs and improve customer service.

Collectively, these application suites allow users to monitor movement of goods with user-enabled status and event notifications; manage carrier and rate combinations for all shipments across applicable modes of transportation; efficiently route private or dedicated fleets and schedule delivery times; and manage complex ocean carrier rates and service contracts.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the results of operations of the Company in millions of US dollars (except per share and weighted average share amounts):
                                       Three Months            Six Months
                                       Ended July 31,        Ended July 31,
---------------------------------   -------------------   -------------------
                                      2003       2002       2003       2002
---------------------------------   --------   --------   --------   --------
Revenues                               15.2       18.0       29.4       34.8
---------------------------------   --------   --------   --------   --------
Cost of revenues                       (4.7)      (7.9)      (9.5)     (15.8)
---------------------------------   --------   --------   --------   --------
Gross margin                           10.5       10.1       19.9       19.0
---------------------------------   --------   --------   --------   --------
Operating expenses                    (11.6)     (19.3)     (24.4)     (33.6)
---------------------------------   --------   --------   --------   --------
Net margin                             (1.1)      (9.2)      (4.5)     (14.6)
---------------------------------   --------   --------   --------   --------
Amortization of intangible assets      (1.3)      (2.5)      (2.7)      (5.0)
---------------------------------   --------   --------   --------   --------
Restructuring cost                    (12.5)      (7.7)     (16.1)      (7.2)
---------------------------------   --------   --------   --------   --------
Loss from operations                  (14.9)     (19.4)     (23.3)     (26.8)
---------------------------------   --------   --------   --------   --------
Other income (expense)                  0.2        1.0       (0.4)       1.8
---------------------------------   --------   --------   --------   --------
Loss before income taxes              (14.7)     (18.4)     (23.7)     (25.0)
---------------------------------   --------   --------   --------   --------
Income taxes                            --        (0.1)      --          0.4
---------------------------------   --------   --------   --------   --------
Loss                                  (14.7)     (18.5)     (23.7)     (24.6)
---------------------------------   --------   --------   --------   --------
Loss per share
    Basic and diluted                 (0.29)     (0.35)     (0.46)     (0.47)
---------------------------------   --------   --------   --------   --------
Weighted average shares
outstanding (millions)
    Basic and diluted                  50.5       52.2       51.3       52.2
---------------------------------   --------   --------   --------   --------

For the six-month period ended July 31, 2003, Descartes incurred a loss of $23.7 million, or 46 cents per basic and diluted share, compared with a loss of $24.6 million, or 47 cents per basic and diluted share, in the same six-month period last fiscal year. The decrease in the loss between the two periods is attributable to an overall decrease in cost of revenues and operating expenses ($15.5 million) and amortization of intangible assets ($2.3 million) offsetting a decline in revenues ($5.4 million) and other income ($2.2 million) and an increase in restructuring costs ($8.9 million).

For the three-month period ended July 31, 2003, Descartes incurred a loss of $14.7 million, or 29 cents per basic and diluted share, compared with a loss of $18.5 million, or 35 cents per basic and diluted share, in the same three-month period last fiscal year. The decrease in the loss between the two periods is attributable to an overall decrease in cost of revenues and operating expenses ($10.9 million) and amortization of intangible assets ($1.2 million) offsetting a decline in revenues ($2.8 million) and other income ($0.8 million) and an increase in restructuring costs ($4.8 million).

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CRITICAL ACCOUNTING POLICIES

USE OF ESTIMATES. The preparation of financial statements in conformity with US GAAP requires management to make estimates that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, provision for doubtful accounts, fair value of investments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, income taxes, restructuring obligations, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. While the Company believes that such estimates are fair when considered in conjunction with the condensed consolidated financial position and results of operations taken as a whole, the actual results, when known, will vary from these estimates.

REVENUE RECOGNITION. Descartes recognizes revenue in accordance with the American Institute of Certified Public Accountants' Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), and the US Securities and Exchange Commission's Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101").

Descartes' revenues are generated principally from services revenues and license revenues.

Services revenues are comprised of the following: (i) ongoing transactional and/or subscription fees for services and products; (ii) professional services revenues from consulting, implementation and training services related to the Company's services and products; and (iii) maintenance and other related revenues, which include revenues associated with maintenance and support of the Company's services and products.

Transactional and subscription revenues generally consist of fees arising from customers processing transactions through the Company's systems and value-added networks and are recognized as the transactions occur.

Professional services revenues are primarily derived from fees for consulting, implementation and training services related to the Company's services and products and are recognized as the services are performed.

Maintenance revenues are generally billed in advance and recorded as deferred revenues. Deferred revenue resulting from maintenance contracts is amortized to earnings ratably over the term of the maintenance contract.

License revenue is comprised of long-term license fees that grant customers the right to use the Company's software, as well as amortized revenue.

In accordance with SOP 97-2, as amended, revenues derived from multiple element software sale arrangements are recognized in earnings based on the relative fair values of the individual elements. Software license revenues are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed or determinable and no significant production, modification or customization of the software is required and collection is considered probable by management. If these revenue recognition criteria are not satisfied, amounts received from customers are classified as deferred revenue on the balance sheet until such time as the revenue recognition criteria are met.

GOODWILL AND INTANGIBLE ASSETS. Descartes accounts for goodwill in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," which it adopted effective February 1, 2002. SFAS 142, among other things, requires that goodwill no longer be amortized but instead be tested for impairment at least annually. The Company has designated February 1 as the date for its annual

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impairment test. Upon adoption of this accounting standard, the Company was required to perform a transitional impairment test of the carrying value of goodwill as at February 1, 2002. Using the valuation methodology selected by the Company, which is based on the market capitalization of Descartes' outstanding common shares as well as discounted cash flow techniques, the transitional impairment test indicated that the carrying value of goodwill was not impaired. However, the application of this enterprise-wide valuation methodology as at February 1, 2003 resulted in a significant goodwill impairment being recorded in the results of operations for fiscal year 2003.

Should the fair value of the Company's net assets be less than the carrying value of its net assets at future annual impairment test dates, the Company may have to recognize additional goodwill impairment losses in its future results of operations.

Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which are generally five years. The Company reviews the carrying value of these assets at least annually for evidence of impairment. In accordance with SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. In conjunction with the annual goodwill impairment test as at February 1, 2003, the Company engaged the services of an independent consulting firm to perform a fair valuation of the recorded and unrecorded intangible assets of the Company as at January 31, 2003. The valuation resulted in a significant impairment charge being recorded in the results of operations for the year ended January 31, 2003. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods.

RESEARCH AND DEVELOPMENT COSTS. The Company incurs costs related to research and development of its software. To date, the Company has not capitalized any development costs under SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company has defined the attainment of technological feasibility as completion of a working model. The costs incurred between the time of establishment of a working model and the time when products are marketed are insignificant. Consequently, costs that are eligible for capitalization are expensed in the period incurred.


REVENUES

Total revenues of $29.4 million generated in the six-month period ended July 31, 2003 represent a $5.4 million, or approximately 16%, decline from the same six-month period last year. Total revenues of $15.2 million generated in the three-month period ended July 31, 2003 represent a decline of $2.8 million, or approximately 16%, from the same period last year. Revenues were negatively impacted by a combination of the following factors: softness in the overall economic condition, particularly surrounding technology spending; a combination of the global war on terrorism, the war on Iraq and the SARS outbreak in Asia and North America; and, the factors described further below in the "Services Revenues" and "License Revenues" sections.

Beginning with the consolidated financial statements for the three-month period ended July 31, 2003, in order to more accurately reflect how the Company sells services and measures its performance, the Company has updated the presentation of its revenues by consolidating revenue components into a single revenue line on the income statement.


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
The following table provides an additional analysis of service and license revenues (in millions of US dollars and proportion of total revenues) generated over each of the periods indicated:

                        Three Months Ended July 31,  Six Months Ended July 31,
                         ------------------------    ------------------------
                            2003          2002          2003          2002
----------------------   ----------    ----------    ----------    ----------
Services                      12.4          13.2          24.6          25.4
----------------------   ----------    ----------    ----------    ----------
PERCENTAGE OF REVENUES         82%           73%           84%           73%
----------------------   ----------    ----------    ----------    ----------
Licenses                       2.8           4.8           4.8           9.4
----------------------   ----------    ----------    ----------    ----------
PERCENTAGE OF REVENUES         18%           27%           16%           27%
----------------------   ----------    ----------    ----------    ----------
Total Revenues                15.2          18.0          29.4          34.8
----------------------   ----------    ----------    ----------    ----------

SERVICES REVENUES. Services revenues for the six-month period ended July 31, 2003 were $24.6 million, a $0.8 million decline from the same six-month period in the prior fiscal year. S ervices revenues for the three-month period ended July 31, 2003 were $12.4 million, a $0.8 million decline from the same three-month period in the prior fiscal year.

In addition to the factors described above which affected revenues, services revenues were negatively impacted by certain ocean carrier customers not renewing their service contracts with the Company. These non-renewals were primarily due to industry consolidation and certain of these customers deciding to perform the services they previously received from Descartes internally. This negative impact was offset by higher revenues from routing and scheduling implementation services and maintenance contracts. These revenues derive from a larger volume of routing and scheduling license sales completed in the latter part of fiscal 2003.

LICENSE REVENUES. License revenues for the six-month period ended July 31, 2003 were $4.8 million, a $4.6 million decline from the same six-month period in the prior fiscal year. License revenues for the three-month period ended July 31, 2003 were $2.8 million, a $2.0 million decline from the same three-month period in the prior fiscal year.

In addition to the factors described above which affected revenues, license revenues were negatively impacted by a decline in amortized license revenues. Specifically, amortized license revenues of $2.7 million and $5.6 million were included in the three- and six-month periods ended July 31, 2002, respectively, as compared to nominal amortized amounts which were included in the three- and six-month periods ended July 31, 2003. The higher amortized license revenues in the three- and six-month periods of the prior fiscal year derive from large contracts closed in fiscal periods prior to those periods, and were amortized in accordance with the Company's revenue recognition criteria.

PERCENTAGE OF REVENUES. As a percentage of total revenues, services revenues increased to 84% and license revenues decreased to 16% in the six months ended July 31, 2003. This compares to services revenues of 73% and license revenues of 27% in the same six-month period in the prior fiscal year. As a percentage of total revenues, services revenues increased to 82% and license revenues decreased to 18% in the three months ended July 31, 2003. This compares to services revenues of 73% and license revenues of 27% in the same three-month period in the prior fiscal year. This shift in the mix of revenues, demonstrated by the increase of services revenues as a percentage of total revenues, was in part a result of the aforementioned decline in amortized license revenues as well as the specific impact of the softness in economic conditions on upfront license sales.

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
COST OF REVENUES

The following table provides an analysis of cost of revenues (in millions of US dollars) and the related gross margins for the periods indicated:

                        Three Months Ended July 31,  Six Months Ended July 31,
                         ------------------------    ------------------------
                            2003          2002          2003          2002
----------------------   ----------    ----------    ----------    ----------
Revenues                      15.2          18.0          29.4          34.8
----------------------   ----------    ----------    ----------    ----------
Cost of revenues              (4.7)         (7.9)         (9.5)        (15.8)
----------------------   ----------    ----------    ----------    ----------
Gross margin                  10.5          10.1          19.9          19.0
----------------------   ----------    ----------    ----------    ----------
PERCENTAGE OF REVENUES        69%           56%           68%           55%
----------------------   ----------    ----------    ----------    ----------

The Company's cost of revenues for the six-month period ended July 31, 2003 was $9.5 million, a decline of $6.3 million from the same six-month period in the prior fiscal year. The Company's cost of revenues for the three-month period ended July 31, 2003 was $4.7 million, a decline of $3.2 million from the same three-month period in the prior fiscal year.

The Company's total gross margin as a percentage of revenues in the three- and six-month periods ended July 31, 2003 of 69% and 68%, respectively, has improved from 56% and 55% in the three- and six-months periods ended July 31, 2002, respectively. This is primarily due to a reduction in the cost of revenues achieved from the Company's restructuring initiatives.

Beginning in the three-month period ended July 31, 2003, in order to more accurately reflect how the Company sells services and measures its performance, the Company has updated the presentation of its revenues by consolidating revenue components into a single revenue line on the income statement. Similarly, the presentation of the Company's cost of revenues has been updated to reflect this revenue presentation. The following table provides an additional analysis of cost of service revenues and cost of license revenues (in millions of US dollars) and the related gross margins for the periods indicated:

                                       Three Months            Six Months
                                      Ended July 31,          Ended July 31,
---------------------------------  -------------------     -------------------
                                     2003       2002         2003       2002
---------------------------------  --------   --------     --------   --------
Services   Revenues                   12.4       13.2         24.6       25.4
---------- ----------------------  --------   --------     --------   --------
           Cost of revenues           (4.3)      (7.8)        (8.6)     (15.5)
---------- ----------------------  --------   --------     --------   --------
           Gross margin                8.1        5.4         16.0        9.9
---------- ----------------------  --------   --------     --------   --------
           PERCENTAGE OF REVENUES     65%        41%          65%        39%
---------- ----------------------  --------   --------     --------   --------
License    Revenues                    2.8        4.8          4.8        9.4
---------- ----------------------  --------   --------     --------   --------
           Cost of revenues           (0.4)      (0.1)        (0.9)      (0.3)
---------- ----------------------  --------   --------     --------   --------
           Gross margin                2.4        4.7          3.9        9.1
---------- ----------------------  --------   --------     --------   --------
           PERCENTAGE OF REVENUES     86%        98%          81%        97%
---------- ----------------------  --------   --------     --------   --------

COST OF SERVICES REVENUES. Cost of services revenues consists of internal costs of running the Company's systems and applications as well as the cost of salaries and other personnel-related expenses incurred in providing professional service and maintenance work, including consulting and customer support. The Company's cost of services revenues for the six-month period ended July 31, 2003 was $8.6 million, a decline of $6.9 million from the same six-month period in the prior fiscal year. The Company's cost of services revenues for the three-month period ended July 31, 2003 was $4.3 million, a decline of $3.5 from the same three-month period in the prior fiscal year.

The Company's services gross margin in both the three- and six-month periods ended July 31, 2003 of 65% has improved from 41% and 39% in the three- and six-month periods ended July 31, 2002, respectively. This is primarily due to moving profit and loss responsibilities for certain services revenues to the geographic sales regions and a reduction in the cost of revenues achieved from the Company's restructuring initiatives, including consolidation of its infrastructure.

COST OF LICENSE REVENUES. Cost of license revenues consists of costs related to sales of third party software, such as third party license fees referral fees and/or royalties. The Company's cost of license revenues for the six-month period ended July 31, 2003 was $0.9 million, an increase of $0.6 million from the same six-month period in the prior fiscal year. The Company's cost of license revenues for the three-month period ended July 31, 2003 was $0.4 million, an increase of $0.3 million from the same three-month period in the prior fiscal year. The increase is primarily a result of additional map royalty costs and referral fees in the current fiscal year.

The Company's license gross margin in the three- and six-month periods ended July 31, 2003 of 86% and 81%, respectively, has declined from 98% and 97% in the three- and six-month periods ended July 31, 2002, respectively. This is primarily due to the additional map royalty costs and referral fees in the current fiscal year.

OPERATING EXPENSES

The following table provides an analysis of the Company's operating expenses (in millions of US dollars) over the periods indicated:

                                       Three Months            Six Months
                                      Ended July 31,          Ended July 31,
---------------------------------  -------------------     -------------------
                                     2003       2002         2003       2002
---------------------------------  --------   --------     --------   --------
Total revenues                        15.2       18.0         29.4       34.8
=================================  ========   ========     ========   ========
Sales and marketing                    6.8       10.5         13.8       17.1
---------------------------------  --------   --------     --------   --------
PERCENTAGE OF REVENUES                44%        58%          47%        49%
---------------------------------  --------   --------     --------   --------
Research and development               2.1        4.0          4.2        9.8
---------------------------------  --------   --------     --------   --------
PERCENTAGE OF REVENUES                14%        22%          14%        28%
---------------------------------  --------   --------     --------   --------
General and administrative             2.7        4.8          6.4        6.7
---------------------------------  --------   --------     --------   --------
PERCENTAGE OF REVENUES                18%        27%          22%        19%
---------------------------------  --------   --------     --------   --------
Total operating expenses              11.6       19.3         24.4       33.6
---------------------------------  --------   --------     --------   --------
PERCENTAGE OF REVENUES                76%       107%          83%        96%
---------------------------------  --------   --------     --------   --------

For the first six months of fiscal 2004, total operating expenses were $24.4 million, a decline of $9.2 compared to the same six-month period in fiscal 2003. This decline was primarily a result of certain charges that had been incurred in the second quarter of the prior fiscal year, specifically, a $2.0 million provision for an arbitration award and related costs as well as a bad debt charge of $2.9 million. For these same primary reasons, but also because of operating expense reductions realized in the period from restructuring plans, for the three-month period ended July 31, 2003, total operating expenses declined by $7.7 million as compared to the three-month period ended July 31, 2002 -- from $19.3 million to $11.6 million.

As a percentage of total revenues, operating costs decreased to 83% for the six-month period ended July 31, 2003 compared to 96% for the six-month period ended July 31, 2002. Similarly, operating costs as a percentage of revenues decreased to 76% for the three-month period ended July 31, 2003 compared to 107% for the three-month period ended July 31, 2002. These percentage declines were primarily a result of the lower operating costs described above which offset the decline in revenues for the same periods.

SALES AND MARKETING. Sales and marketing expenses include salaries, commissions and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services and other promotional activities associated with selling and marketing the Company's services and products. As a percentage of total revenues, sales and marketing expenses declined to 47% for the first six months of fiscal 2004, compared with 49% in the same period last year. For the three-month period ended July 31, 2003, sales and marketing expense as a percentage of total revenues declined to 44% from 58% in the same quarter last year. The decline in both the three- and six-month periods ended July 31, 2003 was a result of the absence of a bad debt charge of $2.9 million recorded in the second quarter of fiscal 2003.

RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with the Company's research and product development activities as well as costs for third-party outsourced development providers. These costs are accounted for in accordance with the provisions of the SFAS 86, "Accounting for the Costs of Computer Software To Be Sold, Leased, or Otherwise Marketed." The Company considers that technological feasibility has been established once a working model of a product has been produced and tested. To date, development costs incurred between the completion of a working model and the point where the product is released have been insignificant; thus, all research and development costs have been charged to the consolidated statement of operations in the period in which they were incurred.

Research and development costs as a percentage of revenues and in absolute dollars declined in the three- and six-months ended July 31, 2003 as compared to the same three- and six-month periods of the last fiscal year as a consequence of the implementation of the June 2002 and May 2003 restructuring plans.

GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. For the six-month period ended July 31, 2003, general and administrative expenses were $6.4 million, a $0.3 million decrease compared to $6.7 million of general and administrative expenses in the same six-month period in the prior fiscal year. For the three-month period ended July 31, 2003, general and administrative expenses were $2.7 million, a $2.1 million decrease compared to $4.8 million of these expenses in the same three-month period in the prior fiscal year. This decrease in the comparable three-month periods is primarily a result of an arbitration award that was included in the comparable period in the prior fiscal year. A similar decrease was not seen between the comparable six-month periods because of an offsetting legal expense credit in the first quarter of the prior fiscal year relating to the settlement of a litigation matter.


AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets include customer agreements and relationships, non-compete covenants, existing technologies and trade names associated with the acquisitions completed by the Company to date. Generally, these assets are amortized on a straight-line basis over a five-year period. The amount of amortization expense is dependent on the Company's acquisition activities as well as its asset impairment tests. For the three and six months ended July 31, 2003, the amortization of intangible assets amounted to $1.3 million and $2.7 million, respectively, compared with $2.5 million and $5.0 million recorded in the three and six months ended July 31, 2002, respectively. The decline is attributable to an $18.0 million impairment provision recorded against certain of the Company's intangible assets in the fourth quarter of fiscal 2003 in accordance with SFAS 144. As at July 31, 2003, the unamortized portion of intangible assets amounted to $10.9 million compared with $33.0 million at July 31, 2002.

RESTRUCTURING

AUGUST 2001 ANNOUNCEMENT
On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower its overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.

The workforce reduction program involved the reduction of 70 positions, or approximately 10% of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits, which has been fully paid as of July 31, 2003.

The Company also recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs as well as the write-off of redundant assets.

The Company has substantially completed its August 2001 restructuring plan. The activities of the restructuring plan are summarized as follows (in millions of US dollars):

------------------------------------------------------------------------------
                                          Cumulative Drawdowns     Remaining
AUGUST 2, 2001            Restructuring  ---------------------- Provision as at
ANNOUNCEMENT                Provision       Cash      Non-Cash   July 31, 2003
------------------------  -------------  ----------  ----------  -------------
Workforce reduction            2.1          (2.1)         --           --
------------------------  -------------  ----------  ----------  -------------
Consolidation of excess
facilities and equipment       1.9          (1.8)       (0.1)          --
------------------------  -------------  ----------  ----------  -------------
                               4.0          (3.9)       (0.1)          --
------------------------  -------------  ----------  ----------  -------------

JUNE 2002 ANNOUNCEMENT
On June 19, 2002, the Company announced that it had commenced further restructuring plans in order to align its cost structure with its revenues and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services, primarily in Waterloo, Ontario. The plans also included the consolidation of the Company's network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of the workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with these centralization plans and workforce reduction, the Company also identified leased facilities that were in excess of the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities.

During the quarter ended October 31, 2002, the Company continued with its June 2002 restructuring plans with further staff terminations of approximately 40 additional employees (including certain management layers) and recorded certain office closure costs as incurred. The additional staff terminations and office closure costs in the quarter included certain initiatives that the Company undertook in facilitating the integration of its global operations.

During the fourth fiscal quarter ended January 31, 2003, the Company continued with its June 2002 restructuring plans with further staff terminations and recorded certain office closure costs as incurred. In addition, the Company commenced its exit plan related to the process of consolidation of its network infrastructure, which has inherent capacity redundancies resulting from the acquisitions completed by the Company in the previous three fiscal years. The restructuring charges in the fourth quarter of fiscal 2003 also reflected the cost of redundant capacity on a third party network hosting facility.

During the third and fourth quarters of fiscal 2003, the Company revised certain of its estimates for the restructuring provision with respect to office closure costs and redundant assets, mainly due to the establishment and execution of selective redeployment of its redundant assets in its continuing global operations.

During the first and second quarters of fiscal 2004, the Company continued with the consolidation of its network infrastructure as part of the June 2002 restructuring plan and announced centralization of related support functions. These actions included the cancellation of an external network service contract ($2.9 million), office closures ($2.5 million), fixed asset write-downs ($0.2 million), workforce reductions of approximately 100 employees ($2.7 million) and data center consolidations ($0.4 million). The restructuring charges for the six months ended July 31, 2003 reflected both the cost of redundant capacity on the third-party network hosting facility as well as the related contract cancellation penalties.

The activities of the restructuring plan are summarized as follows (in millions of US dollars):

-----------------------------------------------------------------------------------------------------------
                                                Subsequent
JUNE 19, 2002 ANNOUNCEMENT        Initial       Cumulative             Cumulative Drawdowns    Remaining
                               Restructuring  Net Additions             ------------------  Provision as at
                                 Provision    and Revisions    Total      Cash    Non-Cash   July 31, 2003
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------

Workforce reduction                 2.4             5.7         8.1       (7.8)     (0.1)          0.2
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------
Office closure costs                3.4             4.3         7.7       (7.2)     (0.1)          0.4
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------
Redundant assets                    0.8              --         0.8         --      (0.8)           --
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------
Data center consolidations          0.6              --         0.6       (0.6)       --            --
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------
Network system consolidations        --             3.3         3.3       (1.3)       --           2.0
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------
                                    7.2            13.3        20.5      (16.9)     (1.0)          2.6
-----------------------------  -------------  -------------  ---------  --------  --------  ---------------

The provision shown above does not include certain office closure costs, which will be recorded as restructuring charges as and when incurred.

MAY 2003 ANNOUNCEMENT
Based on a review of cost levels, on May 6, 2003, the Company announced a further downsizing of its global operations by approximately 130 employees. In addition to workforce reduction across all operations, the plans included further consolidation of office facilities, lease terminations, and write-down of redundant assets.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

The Company's restructuring reserves and costs for its August 2, 2001 and June 19, 2002 restructuring plans as outlined above were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the May

6, 2003 announcement were determined under the provisions of SFAS 146, which were valued using an estimated fair value method.

The activities of the May 6, 2003 restructuring plan are summarized as follows (in millions of US dollars):

------------------------------------------------------------------------------
                                          Cumulative Drawdowns     Remaining
MAY 6, 2003               Restructuring  ---------------------- Provision as at
ANNOUNCEMENT                Provision       Cash      Non-Cash   July 31, 2003
------------------------  -------------  ----------  ----------  -------------
Workforce reduction             3.8        (2.7)          --           1.1
------------------------  -------------  ----------  ----------  -------------
Office closure costs            1.8        (0.9)          --           0.9
------------------------  -------------  ----------  ----------  -------------
Redundant assets                1.7          --         (1.7)           --
------------------------  -------------  ----------  ----------  -------------
                                7.3        (3.6)        (1.7)          2.0
------------------------  -------------  ----------  ----------  -------------

The remaining provision for workforce reduction is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2004. The remaining provision for office closure costs is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2008. Furthermore, the provision shown above for office closure costs does not include certain costs which will be recorded as restructuring charges as and when incurred. There will be further restructuring charges, which are anticipated to be up to $3.5 million, to be recorded in future quarters relating to the May 2003 restructuring announcement.


OTHER INCOME (EXPENSE)

Net other expense amounted to $0.4 million in the first six months of fiscal 2004 compared with $1.8 million of net other income in the same period last year. For the second quarter of fiscal 2004, net other income amounted to $0.2 million compared with $1.0 million of net other income in the same quarter last year. The decline in both the three- and six-month periods as compared to the same periods in the prior fiscal year is the result of a reduction in investment income that is attributable to lower yields from marketable securities as well as lower investment balances. This decline in other income in the current three and six months was partially offset by a $0.9 million gain that resulted from the purchase of $45 million principal amount of the Company's 5.5% convertible unsecured subordinated debentures issued in June 2000. A gain of $0.4 million that resulted from the purchase of $1.5 million principal amount of these convertible debentures was also recorded in the first quarter of fiscal 2003. The gain on purchase of convertible debentures, previously presented as an extraordinary item, has been reclassified as other income in accordance with SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections."

Interest expense, which represents interest payable on the 5.50% convertible unsecured subordinated debentures issued in June 2000 and the amortization of related issuance costs, amounted to $1.0 million and $2.2 million in the three- and six-month periods ended July 31, 2003, respectively, as compared to $1.1 million and $2.3 million in the respective year ago periods presented. This reduction is a result of a lower outstanding principal amount of convertible debentures on which interest is calculated, resulting from purchases pursuant to the Company's earlier issuer bids for the convertible debentures.


INCOME TAXES

For the three- and six-month periods ended July 31, 2003, the Company has recorded income tax expense of nil compared with income tax expense of $0.1 million in the year ago quarter and income tax recoveries of $0.4 million in the six-month period ended July 31, 2002. The income tax recoveries in the year ago six-month period were the result of carrying back US losses for one of it's the Company's US subsidiaries in order to recover taxes paid in prior years for that subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

With $76.8 million in cash, short-term deposits, short- and long-term investments in corporate bonds and dividend received deduction ("DRD") eligible securities, a $10.1 million surplus of non-cash working capital and $8.5 million in unutilized lines of credit, the Company believes it has sufficient liquidity to meet its operating requirements and to finance its growth strategies, through internal product developments and market expansions as well as through acquisitions. The table set forth below provides a summary statement of cash flows for the periods indicated in millions of US dollars.

                                        ---------------------------------------
                                           Three Months         Six Months
                                          Ended July 31,       Ended July 31,
                                        ------------------   ------------------
                                          2003      2002       2003      2002
-------------------------------------   --------  --------   --------  --------
Cash used in operating activities          (15.0)     (0.6)     (24.1)     (9.1)
Additions to capital assets                 (1.0)     (1.4)      (2.6)     (2.2)
Acquisition of subsidiaries                 (0.1)     (0.6)      (0.1)     (0.6)
Purchase of convertible debentures         (43.3)       --      (43.3)     (1.1)
Purchase of common shares                  (27.2)       --      (27.2)       --
Issuance of common shares for cash            --        --         --       0.2
-------------------------------------   --------  --------   --------  --------
Net change in cash, cash equivalents
and marketable securities                  (86.6)     (2.6)     (97.3)    (12.8)
Cash, cash equivalents and marketable
securities at beginning of period          163.4     189.6      174.1     199.8
-------------------------------------   --------  --------   --------  --------
Cash, cash equivalents and marketable
securities at end of period                 76.8     187.0       76.8     187.0
-------------------------------------   --------  --------   --------  --------

CASH USED IN OPERATING ACTIVITIES. In the first six months of fiscal 2004, cash used in operating activities of $24.1 million was comprised of $4.2 million used in operations, $10.6 million used in restructuring and $9.3 million in working capital requirements. During this period, the cash used in working capital requirements was principally composed of the payment of an account payable accrued for an arbitration award; the timing of collection of accounts receivable and the payment of accounts payable; and payment of prepaid expenses such as the Company's increased insurance premiums. In the same six months of the previous fiscal year, cash used in operating activities of $9.1 million was comprised of $6.7 million used in operations and $3.8 million used in restructuring offset by a $1.4 million reduction in working capital. In the three month period ended July 31, 2003, cash used in operating activities of $15.0 million was comprised of $0.9 million used in operations, $6.5 million used in restructuring and $7.6 million in working capital requirements. In the same quarter of the last fiscal year, cash used in operating activities of $0.6 million was comprised of $4.5 million used in operations and $2.8 million used in restructuring offset by a $6.7 million reduction in working capital.

ADDITIONS TO CAPITAL ASSETS. The purchase of capital assets represents investments that the Company has made in computing equipment and software to support its global operations and the centralization of its support functions.

ACQUISITION OF SUBSIDIARIES. The acquisition of subsidiaries represents purchase price and costs related to acquired companies. In the three and six months ended July 31, 2003 the Company paid $0.1 million to SAS Cargo Group as an additional purchase price earn-out payment resulting from the acquisition of the remaining 30% of Tradevision in October 2002. This is the first payment under the Tradevision earn-out, which is capped at a maximum earn-out of $0.7 million over a four-year period from the purchase date. In the three and six months ended July 31, 2002, the Company incurred costs of $0.6 million related to the 70% purchase of Tradevision in December 2001.

PURCHASE OF CONVERTIBLE DEBENTURES. In March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation $1.5 million principal amount of its 5.5% convertible unsecured subordinated debentures issued in June 2000. These debentures were purchased for $1.1 million, resulting in a gain of $0.4 million recorded in the first quarter of fiscal 2003.

On June 5, 2003, the Company announced that it was offering to purchase, indirectly through a wholly-owned subsidiary, up to $45 million aggregate principal amount of these debentures. Under the offer for the debentures, Descartes was to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, the Company announced that, through its wholly-owned subsidiary, the Company had purchased $45 million aggregate principal amount of these debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write off of the related deferred financing charges.

PURCHASE OF COMMON SHARES. On June 5, 2003, the Company announced that it had sent to its shareholders an offer to purchase for cancellation up to 11,578,000 of its outstanding common shares for a cash price of not more than Canadian $3.85 and not less than Canadian $3.00 per common share (subject to applicable withholding tax). This offer was made by way of a dutch auction tender, which provided holders with the opportunity to specify the price at which they were prepared to sell their common shares. The actual purchase price of Canadian $3.20 (announced on July 17, 2003) was determined through an auction mechanism and was the lowest price within the range stated above at which Descartes could purchase up to 11,578,000 of its common shares from shares tendered under the offer. All common shares tendered at or below Canadian $3.20 (subject to pro-rating and disregarding fractions) were purchased at Canadian $3.20. Common shares tendered at prices higher than Canadian $3.20 were returned to holders. The total purchase price of $27.2 million including costs associated with the offer has been recorded as a reduction in the carrying value of the common shares.

ISSUANCE OF COMMON SHARES. Proceeds from the issuance of common shares represent the exercise of stock options.

NET CHANGE IN CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES. Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities comprise debt securities maturing within twelve months from the balance sheet date. Long-term marketable securities comprise DRD eligible securities as well as debt securities maturing in excess of twelve months from the balance sheet date. Effective October 31, 2002, debt securities were marked to market with the resulting gain or loss included in other comprehensive income (loss).

The Company's investments in marketable securities are governed by the Company's Investment Policy Guidelines as approved by the Board of Directors. Generally, the longer the term to maturity (which is limited to three years) and the higher the level of investment in a single corporation or a group of related corporations (which is limited to $25 million), the higher the required minimum credit rating.

As at July 31, 2003, 32% of the total cash and investment portfolio was in interest-bearing cash deposits, 52% was in DRD eligible securities, 7% was in corporate bonds having terms to maturity of less than one year and 9% was in corporate bonds having terms to maturity of between one and two years. The following provides an analysis of the Company's consolidated holdings of cash and investments in millions of US dollars with their credit ratings as at July 31, 2003:
                                Standard & Poors (S&P)              Percentage
                                    Credit Rating        Amount      of Total
------------------------------  ----------------------  ---------  ------------
Interest bearing cash deposits                              24.7           32%
------------------------------  ----------------------  ---------  ------------
Marketable securities                      A                 4.7            6%
------------------------------  ----------------------  ---------  ------------
                                          AA                 6.3            8%
------------------------------  ----------------------  ---------  ------------
                                          AA+               25.0           33%
------------------------------  ----------------------  ---------  ------------
                                          AAA               16.1           21%
------------------------------  ----------------------  ---------  ------------
                                                            76.8          100%
------------------------------  ----------------------  ---------  ------------

RISK FACTORS

In this "Risk Factors" section, the Company is referred to using the words "we," "us," "our" and similar words and the reader is referred to using the words "you," "your" and similar words.


WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE, WHICH MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
We have incurred losses in the current fiscal quarter as well as in prior fiscal quarters and fiscal years. As at July 31, 2003, our accumulated deficit was $340.6 million. We believe that the success of our business depends on our ability to significantly increase revenue and to limit increases in our operating expenses. If our revenues fail to grow at anticipated rates or our operating expenses increase without a corresponding increase in our revenues, or we fail to adjust operating expense levels appropriately, we may not be able to achieve or sustain profitability, which would increase the possibility that the value of your investment will decline.

OUR OPERATING RESULTS, WHICH MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER AND THEREFORE DIFFICULT TO PREDICT, MAY FAIL TO MEET INVESTMENT COMMUNITY EXPECTATIONS. ANY SUCH FAILURE MAY NEGATIVELY IMPACT THE PRICE OF OUR SECURITIES.
Our revenues and operating results have varied significantly from quarter to quarter in the past, making them difficult to predict, and we expect our revenues and operating results may continue to vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

o    Fluctuations in the demand for our services and products;
o    Our ability to achieve targeted cost and expense reductions;
o    Price and functionality competition in our industry;
o Changes in general economic and geo-political conditions that may adversely affect technology companies in our industry or the shipment volumes of our customers;
o The renegotiation of contract terms with a significant number of customers or one or more significant customers;
o    Changes in the productivity of our distribution channels;
o Changes in legislation and accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation;
o Variances in the size and timing of orders and, in particular, license transactions;
o Our ability to satisfy all contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers;
o Variances in the mix of our service and license revenues for a period, particularly in light of our anticipation that we will generate a greater portion of our future revenues from subscription and transaction fees related to developing, marketing, implementing and supporting our supply chain services;
o    Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. Accordingly, we may not attain positive operating margins in future quarters. This has caused our operating results to be below the expectations of securities analysts and investors in certain instances in the past and may do so again in the future. Our failure to meet or exceed analyst and investor expectations could negatively affect the price of our securities.

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OUR RESTRUCTURING INITIATIVES MAY NOT ACHIEVE THEIR INTENDED RESULTS AND MAY
IMPAIR OUR ABILITY TO ACHIEVE AND SUSTAIN PROFITABILITY.
We have implemented separate restructuring plans in each of August 2001, June 2002 and May 2003. Most recently, in the fiscal quarter ended July 31, 2003 we incurred a restructuring charge of $12.5 million. We expect that we will incur further restructuring charges in future quarters relating to these restructuring plans. These restructuring charges could impair our ability to achieve and sustain profitability in the future and have a negative impact on the price of our securities. We expect that we will continue our efforts to streamline operations, improve efficiency and align our cost structure with our services revenue model in order to meet our business and profitability objectives. The objective of the restructuring plans is to reduce our cost structure and generate greater operating efficiencies through reductions in our workforce, and through consolidation of personnel, facilities and network infrastructure.. We have also implemented other strategic initiatives designed to strengthen operations. These plans involve, among other things, improved alignment of the organization around business objectives, changes in reporting structures and realignment of the sales force. Workforce reductions could temporarily negatively impact our remaining employees, including those directly responsible for sales. Further, the failure to retain and effectively manage remaining employees could increase our costs, hurt development and sales efforts, and impact the quality of our customer service. As a result, these changes may affect our ability to close new transactions and maintain existing relationships with customers and prospects and therefore negatively affect future revenues. This could harm our business, results of operations and financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO DEVELOP AND EFFECTIVELY MANAGE OUR BUSINESS.
We expect that our performance will be substantially dependent on the performance of our key technical and senior management personnel. We do not maintain key person life insurance policies on any of our employees. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, technical, and sales and marketing personnel, including key technical and senior management personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, technical, and sales and marketing personnel, or to attract such personnel on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

IF OUR COMMON SHARE PRICE DECREASES TO LEVELS SUCH THAT THE FAIR VALUE OF OUR NET ASSETS IS LESS THAN THE CARRYING VALUE OF OUR NET ASSETS, WE MAY BE REQUIRED TO RECORD ADDITIONAL SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH GOODWILL IMPAIRMENT.
We account for goodwill in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which we adopted effective February 1, 2002. SFAS No. 142, among other things, requires that goodwill no longer be amortized, but instead be tested for impairment at least annually. We have designated February 1 as the date for our annual impairment test. Upon adoption of this accounting standard, we were required to perform a transitional impairment test of the carrying value of goodwill as at February 1, 2002. Using the valuation methodology we selected, which is based on the market capitalization of our outstanding common shares, the transitional impairment test indicated that the carrying value of goodwill was not impaired. However, the application of the enterprise-wide valuation methodology as at February 1, 2003 resulted in a goodwill impairment charge of $86.7 million being recorded in our results of operations for fiscal year 2003. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize additional goodwill impairment losses in our future results of operations. This could impair our ability to achieve or maintain profitability in the future.

FAIR VALUE ASSESSMENTS OF OUR INTANGIBLE ASSETS REQUIRED BY GAAP MAY REQUIRE US TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH INTANGIBLE ASSET IMPAIRMENT.
A significant portion of our assets is intangible assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names. We amortize intangible assets on a straight-line basis over their estimated useful lives, which are generally five years. We review the carrying value of these assets at least annually for evidence of

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impairment. In accordance with SFAS No. 144, "Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to be Disposed of", an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. We previously engaged the services of an independent consulting firm to perform a fair valuation of our recorded and unrecorded intangible assets as at January 31, 2003. The valuation resulted in our recording of an intangible asset impairment charge of $18.0 million in fiscal 2003. Future fair value assessments of intangible assets may require additional impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

CONTINUED REGIONAL AND/OR GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS, INCLUDING ACTS OF TERRORISM AND ARMED CONFLICT, MAY CAUSE A DECREASE IN DEMAND FOR OUR SUPPLY CHAIN SERVICES AND SOFTWARE WHICH MAY NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.
Our revenue and profitability depend on the overall demand of our current and potential customers for our supply chain services and products. Regional and/or global changes in the economy and financial markets, viral outbreaks such as the outbreak of SARS earlier this year, and political instability in geographic areas have resulted in companies generally reducing spending for technology services and products and delaying or reconsidering potential purchases of our supply chain services and products. The economic uncertainty resulting from military action in Iraq and the global war on terrorism may continue to negatively impact our customers and cause them to slow spending on our services and products. Future declines in demand for our services and/or products could adversely affect our revenues and operating results.

THE MARKET FOR SUPPLY CHAIN TECHNOLOGY IS STILL EMERGING. IF IT FAILS TO GROW AT ANTICIPATED RATES, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.
The market for supply chain technology is still emerging. Adoption of such technology delivered over a network or with transaction-based pricing models will require a broad acceptance of new and substantially different methods of conducting business and using technology, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication. If the market for supply chain services and products, particularly those available over a network, fails to grow or grows more slowly than we currently anticipate, then our business, results of operations and financial condition could be materially adversely affected.

FAILURE TO ACHIEVE BROAD MARKET ACCEPTANCE OF THE WAY IN WHICH WE PRICE AND DELIVER SERVICES AND PRODUCTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND RESULTS OF OPERATION AND FINANCIAL CONDITION.
We have two primary models for pricing and delivering services and products: one whereby we deliver services and products over our proprietary network, for which we charge customers on a per-transaction basis; and one whereby we license our products to customers in exchange for a license fee. If this business strategy is flawed, or if we are unable to execute on it effectively, our business, operating results and financial condition could be substantially harmed. Any factor adversely affecting market acceptance of the ways by which our services and products are priced or delivered, including the availability and price of competing services and products or negative industry analyst commentary, could have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNABLE TO GENERATE BROAD MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS, SERIOUS HARM COULD RESULT TO OUR BUSINESS.
We currently derive substantially all of our revenues from our supply chain services and products and expect to do so in the future. Broad market acceptance of these types of services and products is therefore critical to our future success. The demand for, and market acceptance of, our services and products are subject to a high level of uncertainty. Our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. Intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these services and products in order to generate demand. There can be no assurance, however, that such efforts will enable us to maintain our current level of market acceptance or to achieve any additional degree of market acceptance. The market for our

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
services and products may weaken, competitors may develop superior services and products or we may fail to develop acceptable services and products to address new market conditions. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

SOME OF OUR CUSTOMERS OPERATE IN INDUSTRIES THAT HAVE BEEN EXPERIENCING GREATER THAN NORMAL DIFFICULTIES IN A DECLINING ECONOMY OR CONSOLIDATION OF PARTICIPANTS. IF THESE INDUSTRIES CONTINUE TO EXPERIENCE ECONOMIC DIFFICULTIES OR CONSOLIDATE, THEN THESE CUSTOMERS MAY GENERATE LESS REVENUE FOR US AND OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
Some of our customers operate in industries that have experienced greater difficulties than the overall economy. Other customers are in industries where the volumes of trade and/or shipments have reduced considerably. If these industries continue to experience difficulties, it could adversely affect our business and our ability to collect receivables from these customers. Also, some industries are experiencing consolidation of participants to gain efficiencies, such as the ocean carrier market and the less-than-truckload/truckload transportation industry, resulting in the revenues that we receive from consolidating customers either declining significantly or disappearing.

IF OUR EXISTING CUSTOMERS CANCEL ANY REMAINING PORTIONS OF THEIR CONTRACTS WITH US, OR FAIL TO EITHER RENEW CONTRACTS FOR SERVICES AND PRODUCTS OR PURCHASE ADDITIONAL SERVICES AND PRODUCTS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED.
We depend on our installed customer based for a significant portion of our revenues. In addition, our installed customer base has historically generated additional new license and service revenues for us. Service contracts are generally renewable at a customer's option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. If our customers fail to renew their service contracts or fail to purchase additional services or products, then our revenues could decrease and our operating results could be adversely affected. Further, certain of our customers could delay or terminate implementations of our services and products or be reluctant to migrate to new products for any of the following reasons:

o    Budgetary constraints related to economic uncertainty,
o    Dissatisfaction with product or service quality,
o    Difficulty in prioritizing a surplus of information technology projects, or
o    Changes in business strategy or priorities or for other reasons.

Such customers will not generate the revenues anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. This could have an adverse impact on our operating results.

WE MAY NOT REMAIN COMPETITIVE. INCREASED COMPETITION COULD SERIOUSLY HARM OUR BUSINESS.
The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. Current and potential competitors include supply chain application software vendors, customer internal development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

o    Longer operating history,
o Greater financial, technical, marketing, sales, distribution and other resources,
o    Profitable operations,
o    Superior product functionality in specific areas,
o    Greater name recognition,
o    A broader range of products to offer,
o    Better performance,
o    A larger installed base of customers,
o    Established relationships with customers that we are targeting, or
o    Greater worldwide presence.

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
Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or relatively less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

AS OUR INTERNATIONAL OPERATIONS GROW WE COULD BE EXPOSED TO BUSINESS RISKS THAT COULD LIMIT THE EFFECTIVENESS OF OUR GROWTH STRATEGY AND CAUSE OUR OPERATING RESULTS TO SUFFER.
We expect that we will continue to expand our international operations and enter new international markets. This expansion will require significant management attention and financial resources to localize our services and products for use in these markets, to develop compliance expertise relating to international regulatory agencies and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results, including:

o Language barriers, conflicting international business practices and other difficulties related to the management and administration of a global business;
o Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
o Longer sales cycles to educate foreign clients about the benefits of our services and products;
o    Currency fluctuations and exchange rates;
o    Seasonal fluctuations in sales, particularly throughout Europe;
o    Difficulty to repatriate cash in certain foreign jurisdictions;
o    Longer collection time from foreign clients;
o Multiple and possibly overlapping tax structures and the burdens of complying with a wide variety of foreign laws;
o    Trade restrictions;
o    Changes in tariff rates;
o The need to consider characteristics unique to technology systems used internationally;
o    Economic or political instability in some international markets; and
o    Other risk factors set out in this report.

OUR CUSTOMERS MAY EXPERIENCE DELAYS OR DIFFICULTIES IN THE INSTALLATION AND USE OF OUR SERVICES AND PRODUCTS, WHICH COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CUSTOMERS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SERVICES AND PRODUCTS.
When one of our products is implemented, the environment into which it is installed is complex and typically contains a wide variety of systems and third-party software with which our software must be integrated. This can make the process of implementation difficult and lengthy. As a result, some customers may have difficulty or be unable to implement our products successfully within anticipated timeframes or otherwise achieve their expected benefits. Further, even when our products are fully implemented and free of errors or defects, our services and products may not be delivered to the satisfaction of our customers. These problems may result in claims for damages suffered by our customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors, complete implementations or address customer dissatisfaction.

SYSTEM OR NETWORK FAILURES IN CONNECTION WITH OUR SERVICES AND PRODUCTS COULD REDUCE OUR SALES, IMPAIR OUR REPUTATION, INCREASE COSTS OR RESULT IN LIABILITY CLAIMS, AND SERIOUSLY HARM OUR BUSINESS.
Any disruption to our services and products, our own information systems or communications networks or those of third party providers upon whom we rely as part of our own product offerings, including the Internet, could result in the inability of our customers to receive our products for an indeterminate period of time. Our services and products may not function properly for any of the following reasons:
o    System or network failure,
o    Interruption in the supply of power,
o    Virus proliferation,
o    Earthquake, fire, flood or other natural disaster, or
o    An act of war or terrorism.

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Although we have made significant investments, both internally and with third party providers, into redundant and back-up systems for some of our services and products, these systems may be insufficient or may fail and result in a disruption of availability of our product or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, customer service or repair work that would involve substantial costs and distract management from operating our business.

SERIOUS HARM TO OUR BUSINESS COULD RESULT IF THERE IS A SECURITY FAILURE OR VIRUS PROLIFERATION WITH OUR SERVICES AND PRODUCTS.
The secure exchange of customer information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Our services and products use various security methods to provide the security necessary to enable the secure exchange of customer information. We also implement commercial virus software. Advances in computer capabilities, new discoveries in the field of computer security or other events or developments could result in a compromise or breach of the algorithms that these security methods use to protect customer transaction data. Computer viruses may nevertheless infiltrate our products or the networks over which we deliver our services, resulting in unexpected results, unavailability of our services and products and significant costs to eliminate the virus. If any compromise, breach of security or virus infiltration were to occur, it could have a material adverse affect on our reputation, business, results of operation and financial condition.

ERRORS OR DEFECTS IN OUR PRODUCTS, WHICH MAY HARM OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS OR INCUR ADVERSE LEGAL JUDGMENTS, MAY BE DIFFICULT TO DETECT PRIOR TO IMPLEMENTATION.
Some of our products are complex. This complexity can make it difficult to detect errors or failure in our products prior to implementation. Although we conduct testing and quality assurance through a release management process, we may not discover errors in our products until our customers install and use a given product or until the volume of use of that product increases. We may not be able to correct any detected errors or failures in a timely manner, if at all. These problems may result in claims for damages suffered by customers, a loss of, or delays in, the market acceptance of our services and products, damage to our reputation, lost revenue and collection difficulties during the period required to correct these errors or defects.

OUR ABILITY TO ACHIEVE OR SUSTAIN PROFITABILITY WILL BE CONSTRAINED IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY.
Although we have undertaken recent restructuring initiatives, the scope of our operating and financial systems and the geographic areas of our operations have expanded significantly over a relatively short period, resulting in increased responsibility for both existing and new management personnel. Our ability to support the growth of our business will be substantially dependent upon having highly trained internal and third party outsourced resources. Accordingly, our future operating results will depend on the ability of our key employees to continue to implement and improve our operational, customer support and financial control systems, to expand, train and manage our employee base and to achieve product scalability. Any inability to manage present and future growth of our business could have a material adverse effect on our business, results of operations and financial condition.

IF THE DEVELOPMENT OF OUR SERVICES AND PRODUCTS FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPID EVOLUTION, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.
The markets for our services and products are subject to rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. We have historically been successful in keeping pace with, if not leading, these changes, but if we fail to do so in the future, our services and products may be rendered less competitive or obsolete. Our product development and testing efforts have required, and are expected to continue to require, substantial investments and may take significant periods of time. We may not possess sufficient resources to continue to make future necessary investments in technology on a timely basis. Cutbacks in our workforce or any deterioration in the relationship with our third-party outsourced development provider could lengthen the time necessary to develop our products. In addition, we may not successfully identify new product opportunities or develop and bring new product to market in a timely and efficient manner.

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
Our growth and future operating results will depend, in part, upon our ability to continue to enhance existing services and products and develop and introduce new services and products or capabilities that:

o    Meet or exceed technological advances in the marketplace;
o Meet changing market and customer requirements, including rapid realization of benefits and the need to rapidly manage and analyze increasingly large volumes of data;
o    Comply with changing industry standards;
o Integrate with system platforms, operating environments and user interfaces commercially accepted from time to time;
o    Achieve market acceptance;
o    Integrate third-party technology effectively; and
o    Respond to competitive offerings.

If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing customers or fail to attract new customers, which may have a material adverse effect on our operating performance and financial condition.

OUR LENGTHY AND VARIABLE SALES CYCLE MAKES IT DIFFICULT FOR US TO PREDICT WHEN OR IF SALES WILL OCCUR AND, THEREFORE, WE MAY EXPERIENCE AN UNPLANNED SHORTFALL IN REVENUES.
Our services and products have a lengthy and unpredictable sales cycle that contributes to the uncertainty of our operating results. Customers typically view the purchase of our services and products as a significant and strategic decision. As a result, customers and prospects generally evaluate our services and products and determine their impact on existing infrastructure over a lengthy period of time. Our sales cycle typically averages between three and nine months, depending on the solution a particular customer is purchasing, a particular customer's implementation requirements and whether the customer is new or is extending an existing implementation. Services and products that include a license to our software products usually require a significant up-front license payment, may be subject to delays if the customer has lengthy internal budgeting, approval, and evaluation processes. Additionally, in the current economic environment, many companies have reduced their budgets for information technology spending. As companies continue reducing the spending on information technology assets, we may be subject to additional delays and corresponding reductions in sales of our services and products. Moreover, we may incur significant selling and marketing expenses during a customer's evaluation period, including the costs of developing a full proposal and completing a rapid proof of concept or custom demonstration. Larger customers may purchase our services and products as a part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays. Also, our customers may delay their purchasing decisions in anticipation of our new or enhanced services or products, or services or products of competitors. Further, any prolonged decline in the demand for technology services and products could reduce the market for our services and products, making sales more difficult. If revenues forecasted from a specific customer for a particular quarter are not realized or are delayed to another quarter, we may experience an unplanned shortfall in revenues, which could adversely affect our operating results.

IF WE NEED ADDITIONAL CAPITAL IN THE FUTURE AND ARE UNABLE TO OBTAIN IT AS NEEDED OR CAN ONLY OBTAIN IT ON UNFAVORABLE TERMS, OUR OPERATIONS AND GROWTH STRATEGY MAY BE ADVERSELY AFFECTED, AND THE MARKET PRICE FOR OUR SECURITIES COULD DECLINE.
Historically, we have financed our operations primarily through the sale of our debt and equity securities. As of July 31, 2003, we had cash, cash equivalents and marketable securities of approximately $76.8 million, surplus of non-cash working capital of $10.1 million and unutilized lines of credit of $8.5 million. While we believe that these resources will be sufficient to meet our contemplated operational needs, we may need to raise additional debt or equity capital to fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. If we raise additional funds through further issuances of convertible debt or equity securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable to us, our operations and growth strategy may be adversely affected and the market price for our common stock could decline.

OUR INDEBTEDNESS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION. In June 2000, we completed a convertible debt offering of $75 million in 5.5% convertible unsecured subordinated debentures that are due June 2005. As of July 31, 2003, we had repurchased $48 million of these debentures, $3 million of which were canceled and $45 million of which are held by a wholly-owned subsidiary, leaving $27 million in outstanding debentures that are not held by us or our subsidiaries or affiliates. Our indebtedness could have important consequences for investors. For example, it could:

o Increase our vulnerability to general adverse economic and industry conditions;
o    Limit our ability to obtain additional financing;
o Require the dedication of a portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our operations, working capital, capital expenditures, acquisitions and other general corporate purposes;
o Limit our flexibility in planning for, or reacting to, changes in our business and the industry; and
o    Place us at a competitive disadvantage relative to our competitors.

Although we have no present plans to do so, we may incur substantial additional debt in the future. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

OUR EFFORTS TO DEVELOP AND SUSTAIN STRATEGIC RELATIONSHIPS TO IMPLEMENT AND PROMOTE OUR SERVICES AND PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATION AND FINANCIAL CONDITION.
We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, service providers, consulting firms, resellers and others that we believe can play important roles in marketing our services and products. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us or with our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

WE MAY NOT ACHIEVE THE EFFICIENCIES WE ANTICIPATE FROM OUR OUTSOURCING OF PRODUCT DEVELOPMENT ACTIVITIES. THIS COULD DELAY OUR DEVELOPMENT PLANS AND HAVE A MATERIAL ADVERSE IMPACT ON OUR OPERATIONS.
We have relationships with a number of third-party vendors to outsource a portion of our product development effort. We have continued to increase the proportion of our product development work being performed by these providers to take advantage of cost, time and resource efficiencies. However, we may not achieve these efficiencies and the other benefits we anticipate from this relationship, for reasons including the ability of these providers to make available a sufficient numbers of developers with the necessary skill sets to meet our needs and time constraints. This could impair our ability to develop and introduce new services, products and functionality in a timely manner, which could put our products at a competitive disadvantage and cause us to lose existing customers and fail to attract new customers.

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
WE DEPEND ON OUR THIRD-PARTY PROVIDERS FOR OUR SERVICES AND PRODUCT OFFERINGS AND OUR BUSINESS. IF OUR RELATIONSHIPS WITH ANY OF THESE THIRD-PARTY PROVIDERS IS IMPAIRED, OUR BUSINESS COULD BE HARMED.
We incorporate and include third-party services and products into and with our own services and products. We are likely to incorporate third-party services and products into our own services and products, and include additional third-party products in our service and product offerings, as we expand our own service and product offerings. In addition, we use third-party services and products as part of our own internal financial information systems. If our relations with any of our third-party providers are impaired such that we cannot secure access to their services or products on favorable terms, or if we are unable to obtain or develop a replacement for the third-party service or product, our business could be harmed. The operation of our own services and products or financial systems would be impaired if errors occur in the third-party products, or failures occur in the third-party services, that we utilize. It may be more difficult for us to correct any defects in third-party services or products because the services or products are not within our control. Accordingly, our business could be adversely affected in the event of any errors in these third-party products or failures of third-party services. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their services and products to maintain and enhance their products' capabilities.

OUR SUCCESS AND ABILITY TO COMPETE DEPENDS UPON OUR ABILITY TO SECURE AND PROTECT PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS.
We consider certain aspects of our internal operations, our products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights, may not provide significant protection or competitive advantage and may require significant resources to obtain and defend. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the United States and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue.

Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

CLAIMS THAT WE INFRINGE THIRD-PARTY PROPRIETARY RIGHTS COULD TRIGGER INDEMNIFICATION OBLIGATIONS AND RESULT IN SIGNIFICANT EXPENSES OR RESTRICTIONS ON OUR ABILITY TO PROVIDE OUR SERVICES.
Third parties may claim that our current or future services or products infringe their proprietary rights or assert other claims against us. As the number of entrants into our market increases, the possibility of an intellectual property or other claim against us grows. Any intellectual property or other claim, with or without merit, would be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business. As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, it could have a material adverse effect on our business, results of operations and financial condition.

FROM TIME TO TIME WE MAY BE SUBJECT TO LITIGATION THAT COULD RESULT IN SIGNIFICANT COSTS TO US AND DAMAGE TO OUR REPUTATION.
From time to time, we may be subject to litigation in the ordinary course of business relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment. A product liability or other claim could seriously harm our business because of the costs of defending the lawsuit, diversion of employees' time and attention, and potential damage to our reputation. Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our responsibility for any failure resulting in a loss -- even if our services and products perform in accordance with their functional specifications. While our agreements with our customers, suppliers and other third parties may contain provisions designed to limit exposure to potential claims, these limitation of liability provisions may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to the reputation of our company and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions or rely on our services and products as the systems of record to store data for use by other customer applications. Although we carry general liability and directors and officers insurance, our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

CHANGES IN THE VALUE OF THE US DOLLAR, AS COMPARED TO THE CURRENCIES OF OTHER COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS AND FINANCIAL CONDITION.
To date, our international revenues have been denominated primarily in US dollars. However, the majority of our international expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in currencies other than the US dollar. Therefore, changes in the value of the US dollar as compared to these other currencies may adversely affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities. In particular, we incur a significant portion of our expenses in Canadian dollars relative to the amount of revenue we receive in Canadian dollars, so fluctuations in the US dollar and Canadian dollar could have a material adverse effect on our business, results of operation and financial condition.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM ANY OF OUR ACQUISITIONS, AND IF WE CANNOT ADDRESS THE CHALLENGES PRESENTED BY ANY SUCH ACQUISITIONS, OUR OPERATING RESULTS MAY BE HARMED.
In the past, we have acquired businesses to expand our operations or market presence, and we may continue our expansion by acquiring or investing in companies, assets or technologies that complement our business and offer opportunities for growth. These transactions involve many risks and challenges that we might not successfully overcome, including:

o Difficulties in assimilating technologies, products, personnel and operations;
o Disruption of our ongoing business and diversion of management's attention from other business concerns;
o    Risks of entering markets in which we have no or limited prior experience;
o Issuances of equity securities that may dilute your ownership interest in our common stock;
o Cash payments to, or the assumption of debt or other liabilities of, the companies we acquire;
o Large write-offs related to goodwill, intangible assets and acquired research and development;
o    Difficulties in realizing the expected benefits of the transaction;
o    Difficulties in retaining key employees;

o Difficulties in maintaining controls, procedures and policies during the transition and integration;
o Adverse effects to relationships with partner companies or third party providers of technology or products; and
o Failure of our due diligence process to identify significant issues with product quality, product architecture, legal and financial contingencies, and product development, among other things.

WE MAY BE TREATED AS A "PASSIVE FOREIGN INVESTMENT COMPANY" FOR US INCOME TAX PURPOSES RESULTING IN ADVERSE TAX CONSEQUENCES FOR US INVESTORS IN OUR COMMON SHARES.
If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to the holders of our equity securities who are citizens or residents of the United States for federal income tax purposes, and other holders of equity securities who may be subject to United States federal income tax law. If you are such a person, you should consult with your own US tax advisors with respect to the US tax consequences of investing in our securities. We have not assumed, and do not assume, any obligation to make timely disclosure with respect to our PFIC status.

NEW LAWS OR REGULATIONS AFFECTING COMMERCE ON THE INTERNET, IMPORTING/EXPORTING OR TRANSPORTATION COULD REDUCE THE USE OF OUR SERVICES AND PRODUCTS BY CUSTOMERS, RESULT IN TAX ASSESSMENTS AGAINST US OR REQUIRE US TO CHANGE THE METHODS BY WHICH WE DO BUSINESS. THIS COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATION AND GROWTH.
US, Canadian and other foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. In addition, certain of our services and products, including some ocean carrier products and our automated manifest products, were designed to assist customers to comply with various regulatory requirements relating to transportation/shipment and importing/exporting of goods. The adoption, interpretation, amendment or repeal of these laws and regulations, as well as laws governing such things as taxation of commerce, consumer protection, libel, property rights and personal privacy, could adversely affect customers' general use of the Internet as a communications and commercial medium or customer's use of our supply chain services and products. If this occurs, this would reduce our revenues and have a material adverse effect on our growth, thereby adversely impacting our operating performance and financial condition. Further, laws and regulations relating to taxation of services and products that are delivered over the Internet or other networks continue to develop and tax regulations or rulings that are adverse to our pricing or delivery model could result significant assessments against us or require us to change the methods by which we conduct our business.

IF REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS ARE CHANGED, WE MAY BE FORCED TO CHANGE OUR BUSINESS PRACTICES AND OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.
If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we may re-evaluate our stock option compensation practices including the number of stock options granted to employees. In the absence of alternative cash or other compensation to replace any reduced benefits to employees under the stock option plan, this change could affect our ability to retain existing employees, attract qualified candidates and otherwise materially adversely affect our business.

WE MAY IN THE FUTURE HAVE INCREASING DIFFICULTY OBTAINING AND MAINTAINING COST-EFFECTIVE INSURANCE WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION, AS WELL AS RESTRICT OUR ABILITY TO ATTRACT AND RETAIN INDEPENDENT DIRECTORS FOR OUR BOARD OF DIRECTORS. We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive. When insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially, particularly with respect to our director and officer indemnification insurance. As a result, it may, in the future, become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material adverse effect on our business, results of operations and financial condition. This could also restrict our ability to attract and retain independent directors to our board.

IF USE OF THE INTERNET FOR COMMERCE AND COMMUNICATION DOES NOT INCREASE AS WE ANTICIPATE, OUR BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED.
We offer services and products that depend on increased acceptance and use of the Internet as a medium for commerce and communication. Rapid growth in the use of the Internet is a relatively recent phenomenon. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty. If use of the Internet does not increase, it may require us to modify our technology and our business strategy. We have expended significant amounts of resources to develop and deploy our products using the Internet as a medium. Any such modifications could require us to expend significant additional amounts of resources. In the event that the Internet does not remain a viable and secure commercial medium, our operating performance and financial condition could be materially and adversely affected.

OUR COMMON STOCK PRICE HAS IN THE PAST BEEN VOLATILE AND MAY ALSO BE IN THE FUTURE. THIS MAY MAKE IT MORE DIFFICULT FOR YOU TO RESELL YOUR COMMON SHARES WHEN YOU WANT AT PRICES THAT YOU FIND ATTRACTIVE. IT ALSO COULD RESULT IN COSTLY LITIGATION THAT, REGARDLESS OF MERIT, COULD DIVERT OUR RESOURCES FROM OUR BUSINESS ACTIVITIES AND HARM OUR BUSINESS.
The trading price of our common stock has in the past been subject to wide fluctuations and may also be in the future. These fluctuations are often caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

o Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
o Announcements of technological innovations or acquisitions by us or by our competitors;
o Introduction of new products or significant customer wins or losses by us or by our competitors;
o Developments with respect to our intellectual property rights or those of our competitors;
o Changes in recommendations or financial estimates by industry or investment analysts;
o Rumors or dissemination of false and/or misleading information, particularly through internet chat rooms;
o    Changes in management;
o    Conditions and trends in the supply chain technology industry;
o    Corporate security breaches;
o Adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;
o Adoption of new accounting standards affecting the supply chain technology industry;
o Fluctuations in the stock prices of other companies in the technology and emerging growth sectors;
o    General market conditions; and
o    Other risk factors set out in this report.

When the market price of a company's stock drops significantly, stockholders could institute securities class action lawsuits against that company, regardless of the merits of such claims. Such a lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP; unaudited)


-------------------------------------------------------------------------------
                                                       JULY 31,      January 31,
                                                         2003            2003
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents  (Note 3)                   24,658          21,195
   Marketable securities  (Note 3)                        5,195           8,521
   Accounts receivable
       Trade  (Note 4)                                   15,095          14,036
       Other                                              2,246           2,819
   Prepaid expenses and other                             4,458           3,020
-------------------------------------------------------------------------------
                                                         51,652          49,591
MARKETABLE SECURITIES  (Note 3)                          46,925         144,386
CAPITAL ASSETS                                           11,991          12,151
LONG-TERM INVESTMENTS                                     3,300           3,300
GOODWILL                                                 17,703          17,603
INTANGIBLE ASSETS                                        10,890          13,606
DEFERRED CHARGES (Note 5)                                   963           1,638
-------------------------------------------------------------------------------
                                                        143,424         242,275
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                         998           3,964
   Accrued liabilities                                    8,186           8,673
   Deferred revenue                                       2,549           2,923
-------------------------------------------------------------------------------
                                                         11,733          15,560
CONVERTIBLE DEBENTURES  (Note 5)                         26,995          71,995
-------------------------------------------------------------------------------
                                                         38,728          87,555
-------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares
      Authorized - Unlimited
      Issued - 40,653,711 (January 31,
      2003 - 52,224,511) (Note 6)                       441,407         468,618
   Additional paid-in capital                             5,030           5,201
   Unearned deferred compensation                          (418)           (690)
   Accumulated other comprehensive loss (Note 7)           (696)         (1,506)
   Accumulated deficit                                 (340,627)       (316,903)
-------------------------------------------------------------------------------
                                                        104,696         154,720
-------------------------------------------------------------------------------
                                                        143,424         242,275
===============================================================================


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP; unaudited)


----------------------------------------------------------------------------------------------
                                                     THREE MONTHS                  SIX MONTHS
                                                            ENDED                       ENDED
                                                          JULY 31,                    JULY 31,
                                             ---------------------       ---------------------
                                               2003          2002          2003          2002
----------------------------------------------------------------------------------------------
REVENUES                                      15,219        18,028        29,406        34,852
COST OF REVENUES                              (4,690)       (7,937)       (9,470)      (15,816)
----------------------------------------------------------------------------------------------
GROSS PROFIT                                  10,529        10,091        19,936        19,036
----------------------------------------------------------------------------------------------
EXPENSES
   Sales and marketing                         6,840        10,497        13,835        17,111
   Research and development                    2,067         3,977         4,187         9,801
   General and administrative                  2,669         4,837         6,402         6,739
   Amortization of intangible assets           1,355         2,480         2,713         4,960
   Restructuring cost  (Note 8)               12,526         7,759        16,129         7,247
----------------------------------------------------------------------------------------------
                                              25,457        29,550        43,266        45,858
----------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                         (14,928)      (19,459)      (23,330)      (26,822)
----------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
   Interest expense                           (1,047)       (1,125)       (2,172)       (2,311)
   Investment income                             379         2,160           898         3,746
   Gain on purchase of convertible
     debentures (Notes 2 and 5)                  904            --           904           385
----------------------------------------------------------------------------------------------
                                                 236         1,035          (370)        1,820
----------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                     (14,692)      (18,424)      (23,700)      (25,002)
INCOME TAX RECOVERY (EXPENSE) - CURRENT          (14)          (63)          (24)          433
----------------------------------------------------------------------------------------------
LOSS                                         (14,706)      (18,487)      (23,724)      (24,569)
==============================================================================================
LOSS PER SHARE
   Basic and diluted  (Note 9)                 (0.29)        (0.35)        (0.46)        (0.47)
==============================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING
   Basic and diluted (thousands)              50,470        52,241        51,335        52,239
==============================================================================================

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands; US GAAP; unaudited)


-----------------------------------------------------------------------------------------------------------------------
                                                                             THREE MONTHS                   SIX MONTHS
                                                                                    ENDED                        ENDED
                                                                                  JULY 31,                     JULY 31,
                                                                      ---------------------       ---------------------
                                                                        2003          2002          2003          2002
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Loss                                                                 (14,706)      (18,487)      (23,724)      (24,569)
 Adjustments to reconcile loss to cash provided by
    (used in) operating activities:
    Bad debt charge                                                        --         2,907            --         2,907
    Depreciation                                                          578           561         1,153         1,593
    Amortization of intangible assets                                   1,355         2,480         2,713         4,960
    Restructuring cost                                                  6,009         4,988         5,485         4,476
    Amortization of convertible debenture costs                           154           170           323           387
    Amortization of deferred compensation                                  36            77           101           153
    Gain on purchase of convertible debentures                           (904)           --          (904)         (385)
    Changes in operating assets and liabilities:
       Accounts receivable
          Trade                                                          (901)        1,715        (1,059)        1,047
          Other                                                          (386)        2,984           573         2,356
       Prepaid expenses and other                                        (831)          707        (1,438)          721
       Deferred charges                                                    30            --          (470)           --
       Accounts payable                                                (1,289)        1,091        (2,966)          (18)
       Accrued liabilities                                             (3,959)          748        (3,498)       (1,866)
       Deferred revenue                                                  (177)         (525)         (374)         (837)
-----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                     (14,991)         (584)      (24,085)       (9,075)
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
    Short-term marketable securities, net change                       (5,195)       38,681         3,326        47,607
    Long-term marketable securities, net change                       100,076        14,904        97,461        37,113
    Additions to capital assets                                        (1,031)       (1,386)       (2,654)       (2,231)
    Acquisition of subsidiaries, net of cash acquired                    (100)         (569)         (100)         (569)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by investing activities                                  93,750        51,630        98,033        81,920
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
    Purchase of convertible debentures, including purchase costs      (43,274)           --       (43,274)       (1,069)
    Purchase of common shares, including purchase costs               (27,228)           --       (27,228)           --
    Issuance of common shares for cash                                     --            --            17           207
-----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                 (70,502)           --       (70,485)         (862)
-----------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                   8,257        51,046         3,463        71,983
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                       16,401        55,763        21,195        34,826
-----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                             24,658       106,809        24,658       106,809
=======================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid during the period for interest                            2,095         1,980         2,095         1,997
    Cash paid during the period for income taxes                           72             2           130             6
=======================================================================================================================

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                   OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

THE DESCARTES SYSTEMS GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JULY 31, 2003
(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS; US GAAP; UNAUDITED)

1.   DESCRIPTION OF THE BUSINESS
     The Descartes Systems Group Inc. ("Descartes" or the "Company") operates in one business segment providing supply chain services to manufacturers, distributors, retailers, and transportation service providers. Descartes' integrated suite of services and products provide connectivity and document exchange, route planning and wireless dispatch, inventory and asset visibility, transportation management, and warehouse optimization. The Company also offers consulting, training, support and hosting services to the users of its supply chain services.

2.   BASIS OF PRESENTATION
     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and the rules and regulations of the United States Securities and Exchange Commission (the "SEC") for the preparation of interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements.

     In the opinion of management, all normal recurring adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the interim period presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the full fiscal year ending January 31, 2004.

     With the exception of the item noted below, the accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements. These statements should be read in conjunction with the Company's audited consolidated financial statements prepared for the fiscal year ended January 31, 2003. In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." SFAS 145 updates, clarifies and simplifies existing accounting pronouncements, including rescinding SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Accordingly, gains or losses on purchase of debentures which were historically shown as an extraordinary item are now included in other income (expense) in accordance with the requirements of SFAS 145.

3.   CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES
     Marketable securities represent cash invested in investment-grade corporate bonds and commercial paper and in investment-grade dividend received deduction ("DRD") eligible securities issued by US corporations. Cash and cash equivalents include short-term deposits and marketable debt securities with original maturities of three months or less. Short-term marketable securities comprise debt securities maturing within twelve months from the balance sheet date. Long-term marketable securities comprise DRD eligible securities as well as debt securities maturing in excess of twelve months from the balance sheet date. All debt securities are marked to market.

4.   TRADE RECEIVABLES
     Trade receivables are net of an allowance for doubtful accounts of $2.8 million (January 31, 2003 - $2.8 million).

5.   CONVERTIBLE DEBENTURES
     On June 30, 2000, the Company issued $75 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures maturing on June 30, 2005, the issuance of which was quali?ed by a short form prospectus dated June 26, 2000. Interest on the debentures has accrued from June 30, 2000 and is payable in equal semi-annual installments in arrears on June 30 and December 30 of each year, the first payment having been made on December 30, 2000. Issuance costs of $3.5 million are shown as deferred charges on the balance sheet and are being amortized to interest expense over the term of the debenture. Each debenture was convertible, at the option of the holder, into common shares at any time prior to June 30, 2003 at a price of $35 per common share. The debentures were not redeemable prior to June 30, 2003. Subsequent to June 30, 2003, the debentures may be redeemed at the option of the Company, provided that the average closing price of the common shares on the Nasdaq National Market during the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given is not less than 125% of the conversion price. The Company may elect to satisfy the obligation to pay all or any part of the aggregate principal amount of the debentures on redemption by delivery of that number of common shares obtained by dividing the principal amount of the debentures by 95% of the average closing price of the common shares on the Nasdaq National Market for the period of 20 consecutive trading days ending five trading days before the redemption date.

     In each of December 2001 and March 2002, pursuant to a normal course issuer bid, the Company purchased for cancellation $1.5 million principal amount of the debentures, or an aggregate of $3.0 million. In each case, the debentures were purchased for approximately $1.1 million, resulting in a gain of $0.4 million, which was recorded in the related fiscal quarter (Note 2).

     On August 1, 2002, the Company announced that it was offering to purchase for cancellation up to $51,428,571 aggregate principal amount of the debentures. The Company was to pay a cash price of $700 for each $1,000 principal amount of debentures, plus accrued and unpaid interest. The offer was made by way of an issuer bid, which was to be open for acceptance until September 6, 2002, unless extended or withdrawn. On September 7, 2002, the Company announced that pursuant to the offer, it would acquire a nominal principal amount of the debentures (which acquisition was completed later in the quarter) and that it did not intend to extend the offer. The acquisition of the debentures resulted in a loss of $0.5 million (including costs associated with the offer) (Note 2).

     On June 5, 2003, the Company announced that it was offering to purchase, indirectly through a wholly-owned subsidiary, up to $45 million aggregate principal amount of its debentures. Under the offer for the debentures, Descartes was to pay a cash price of $950 for each $1,000 principal amount of debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase. On July 17, 2003, the Company announced that, through its wholly-owned subsidiary, the Company had purchased $45 million aggregate principal amount of its debentures for $42.8 million resulting in a gain of $0.9 million net of costs associated with the offer and the write off of the related deferred issuance costs.

6.   COMMON SHARES
     On June 5, 2003, the Company announced that it had sent to its shareholders an offer to purchase for cancellation up to 11,578,000 of its outstanding common shares for a cash price of not more than Canadian $3.85 and not less than Canadian $3.00 per common share (subject to any applicable withholding tax). This offer was made by way of a dutch auction tender, which provided holders with the opportunity to specify the price at which they were prepared to sell their common shares. The actual purchase price of Canadian $3.20 (announced on July 17, 2003) was determined through an auction mechanism and was the lowest price within the range stated above at which Descartes could purchase up to 11,578,000 of its common shares from shares tendered under the offer. All common shares tendered at or below Canadian $3.20 (subject to pro-rating and disregarding fractions) were purchased at Canadian $3.20. Common shares tendered at prices higher than Canadian $3.20 were returned to holders. The total purchase price of $27.2 million including costs associated with the offer has been recorded as a reduction in the carrying value of the common shares.

7.   COMPREHENSIVE LOSS
     The components of comprehensive loss are shown in the table below:
--------------------- ----------------------------------------------------------
                            Three Months Ended            Six Months Ended
--------------------- -----------------------------  ---------------------------
                      JULY 31, 2003  July 31, 2002  JULY 31, 2003  July 31, 2002
--------------------- -------------  -------------  -------------  -------------
Loss                     (14,706)       (18,487)       (23,724)       (24,569)
--------------------- -------------  -------------  -------------  -------------
Foreign currency
translation                 (352)           732            710           (819)
adjustment
--------------------- -------------  -------------  -------------  -------------
Unrealized marked to
market gain on                37             --            100             --
marketable securities
--------------------- -------------  -------------  -------------  -------------
Comprehensive loss       (15,021)       (17,755)       (22,914)       (25,388)
--------------------- -------------  -------------  -------------  -------------

8.   RESTRUCTURING COST
     AUGUST 2001 ANNOUNCEMENT
     On August 2, 2001, due to the deterioration of global economic conditions, the Company announced its intention to implement a restructuring plan to lower its overall operating cost structure. The restructuring plan included a worldwide workforce reduction and the consolidation of excess office facilities.

     The workforce reduction program involved the reduction of 70 positions, or approximately 10% of the Company's workforce, across all business functions and geographic locations. The Company recorded a workforce reduction charge of $2.1 million related to severance and other payroll benefits, which has been fully paid as of July 31, 2003.

     The Company also recorded a restructuring charge of $1.9 million relating to the consolidation of excess office facilities and equipment. The closure or consolidation of office facilities comprised lease termination and non-cancellable lease costs as well as the write-off of redundant assets.

     The Company has substantially completed its August 2001 restructuring plan. The activities of the restructuring plan are summarized as follows:

----------------------------------------------------------------------------------------------------
                                         Subsequent
                                         Cumulative
                                            Net                                          Remaining
                             Initial     Additions              Cumulative Drawdowns     Provision
AUGUST 2, 2001            Restructuring     and                ----------------------     as at
ANNOUNCEMENT                Provision    Revisions    Total       Cash      Non-Cash   July 31, 2003
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Workforce reduction            2,058        11        2,069      (2,069)        --           --
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Consolidation of excess        1,926       (43)       1,883      (1,795)       (59)          29
facilities and equipment
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
                               3,984       (32)       3,952      (3,864)       (59)          29
------------------------  -------------  ---------  ---------  ----------  ----------  -------------

     The cumulative net revisions to the August 2001 restructuring provision included additional costs of $0.5 million incurred for the completion of the closure of excess facilities that were identified under the August 2001 restructuring plan. These additional costs, which were recorded in the quarter ended July 31, 2002, were more than offset by both a previous $0.5 million reversal of the restructuring provision recorded in the quarter ended April 30, 2002, because of a favorable settlement reached with respect to the early termination of a certain redundant office facility in the United States, and by a later $0.2 million reversal of the restructuring provision recorded in the quarter ended January 31, 2003 resulting from the redeployment of certain redundant assets. In the six months ended July 31, 2003, an increase in the provision for consolidation of excess facilities was partially offset by a decrease in the provision for workforce reduction due to a settlement reached with a former employee of the Company.

     JUNE 2002 ANNOUNCEMENT
     On June 19, 2002, the Company announced that it had commenced further restructuring plans in order to align its cost structure with its network-based revenue model and to streamline its corporate operations. The plans included the centralization of certain support functions such as finance, customer care, research and development, and network services primarily in Waterloo, Ontario. The plans also included the consolidation of the Company's network infrastructure and data center facilities in Ontario and Georgia. These restructuring plans resulted in the prompt reduction of workforce by approximately 120 employees, or 20% of the total workforce, across all geographic areas within which the Company operates. The reductions were concentrated within the finance, customer care, research and development, and network services functional areas. In conjunction with the above-noted centralization plans and workforce reduction, the Company also identified leased facilities, which were in excess of the Company's ongoing space requirements. The termination cost of these leased facilities along with the redundant leasehold improvements, furniture and fixtures, and computer equipment were reflected in the restructuring provision. Furthermore, the restructuring provision reflected the cost of consolidation of data center facilities.

     During the quarter ended October 31, 2002, the Company continued with its June 2002 restructuring plans with further staff terminations of approximately 40 additional employees (including certain management layers) and recorded certain office closure costs as incurred. The additional staff terminations and office closure costs in the quarter included certain initiatives that the Company undertook in facilitating the integration of its global operations.

     During the fourth fiscal quarter ended January 31, 2003, the Company continued with its June 2002 restructuring plans with further staff terminations and recorded certain office closure costs as incurred. In addition, the Company commenced its exit plan related to the process of consolidation of its network infrastructure, which has inherent capacity redundancies resulting from the acquisitions completed by the Company in the previous three fiscal years. The restructuring charges in the fourth quarter of fiscal 2003 also reflected the cost of redundant capacity on a third party network-hosting facility.

     During the third and fourth quarters of fiscal 2003, the Company revised certain of its estimates for the restructuring provision with respect to office closure costs and redundant assets mainly due to the establishment and execution of selective redeployment of its redundant assets, in its continuing global operations.

     During the first and second quarters of fiscal 2004, the Company continued with the consolidation of its network infrastructure as part of the June 2002 restructuring plan and announced centralization of related support functions. These actions included the cancellation of an external network service contract ($2.9 million), office closures ($2.5 million), fixed asset write-downs ($0.2 million), workforce reductions of approximately 100 employees ($2.7 million) and data center consolidations ($0.4 million). The restructuring charges for the six months ended July 31, 2003 reflected both the cost of redundant capacity on the third-party network hosting facility as well as the related contract cancellation penalties.

     The activities of the restructuring plan are summarized as follows:

----------------------------------------------------------------------------------------------------
                                         Subsequent
                                         Cumulative
                                            Net                                          Remaining
                             Initial     Additions              Cumulative Drawdowns     Provision
JUNE 19, 2002             Restructuring     and                ----------------------     as at
ANNOUNCEMENT                Provision    Revisions    Total       Cash      Non-Cash   July 31, 2003
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Workforce reduction            2,381        5,703      8,084      (7,766)      (90)          228
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Office closure costs           3,399        4,348      7,747      (7,230)     (182)          335
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Redundant assets                 839         (74)        765          --      (765)           --
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Data center consolidations       550           62        612        (612)       --            --
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
Network system consolidations     --        3,331      3,331      (1,297)       --         2,034
------------------------  -------------  ---------  ---------  ----------  ----------  -------------
                               7,169       13,370     20,539     (16,905)   (1,037)        2,597
------------------------  -------------  ---------  ---------  ----------  ----------  -------------

     The provision shown above does not include certain office closure costs, which will be recorded as restructuring charges as and when incurred.

     MAY 2003 ANNOUNCEMENT
     Based on a review of cost levels, on May 6, 2003, the Company announced a further downsizing of its global operations by approximately 130 employees. In addition to workforce reduction across all operations the plans included further consolidation of office facilities, lease terminations, and write-down of redundant assets.

     In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over time. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of EITF Issue 94-3 prior to the initial application of SFAS 146.

     The Company's restructuring reserves and costs for its August 2, 2001 and June 19, 2002 restructuring plans as outlined above were determined under the provisions of EITF Issue 94-3. The restructuring reserves and costs for the May 6, 2003 announcement were determined under the provisions of SFAS 146, which were valued using an estimated fair value method.

     The activities of the May 6, 2003 restructuring plan are summarized as follows:

------------------------------------------------------------------------------
                                          Cumulative Drawdowns     Remaining
MAY 6, 2003               Restructuring  ---------------------- Provision as at
ANNOUNCEMENT                Provision       Cash      Non-Cash   July 31, 2003
------------------------  -------------  ----------  ----------  -------------
Workforce reduction           3,845         (2,677)        --           1,168
------------------------  -------------  ----------  ----------  -------------
Office closure costs          1,825           (941)        --             884
------------------------  -------------  ----------  ----------  -------------
Redundant assets              1,661             --     (1,661)             --
------------------------  -------------  ----------  ----------  -------------
                              7,331         (3,618)    (1,661)          2,052
------------------------  -------------  ----------  ----------  -------------

     The remaining provision for workforce reduction is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2004. The remaining provision for office closure costs is expected to be substantially drawn down by the end of the fiscal year ending January 31, 2008. Furthermore, the provision shown above for office closure costs does not include certain costs which will be recorded as restructuring charges as and when incurred. There will be further restructuring charges, which are anticipated to be up to $3.5 million, to be recorded in future quarters relating to the May 2003 restructuring announcement.

9.   LOSS PER SHARE
     Basic and diluted loss per share amounts were calculated by dividing the loss by the weighted average number of common shares outstanding during the period. As a result of losses applicable to common shares, the options granted under the stock option plan and the conversion privileges on the convertible debentures were excluded in the diluted loss per share calculation as their inclusion would have been antidilutive.

10.  STOCK-BASED COMPENSATION
     As at July 31, 2003, the Company had 3,572,406 stock options granted and outstanding under the Company's Stock Option Plan. In addition, there were 241,977 stock options outstanding in connection with the option plans assumed or adopted pursuant to various acquisitions previously completed.

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an Amendment of FASB Statement 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provisions of SFAS 148 are effective for interim periods beginning after December 15, 2002.

     Had compensation costs for the Company's stock option plan been determined based on the fair value of the options at the grant date for awards to employees, consistent with the methodology prescribed under SFAS 123, the Company's loss and loss per share would have been as follows, on a pro forma basis:

----------------------------------------------------------------------------------------
                                Three Months Ended                 Six Months Ended
                            ----------------------------    ----------------------------
                            JULY 31, 2003  July 31, 2002    JULY 31, 2003  July 31, 2002
--------------------------  -------------  -------------    -------------  -------------
Loss - As reported             (14,706)       (18,487)         (23,724)       (24,569)
o    Deferred stock option
     compensation -
     As reported                    36             77              101            153
o    Pro forma stock-based
     compensation               (1,372)        (2,210)          (2,725)        (4,392)
--------------------------  -------------  -------------    -------------  -------------
Loss - Pro forma               (16,042)       (20,620)         (26,348)       (28,808)
--------------------------  -------------  -------------    -------------  -------------
Loss Per Share -
Basic and Diluted
o    As reported                 (0.29)         (0.35)           (0.46)         (0.47)
o    Pro forma                   (0.32)         (0.39)           (0.51)         (0.55)
--------------------------  -------------  -------------    -------------  -------------

     The weighted average fair values for stock options granted during the quarters ended July 31, 2003 and April 30, 2003, were $1.56 and $1.68, respectively. The weighted average fair values for stock options granted during the quarters ended July 31, 2002 and April 30, 2002, were $1.98 and $2.96 respectively.

     The following assumptions were made in determining the fair values of stock options at the grant dates using a Black-Scholes option pricing model for the quarters indicated below:

----------------------------------------------------------------------------------------
                                  Three Months Ended             Three Months Ended
                            ----------------------------    ----------------------------
ASSUMPTIONS                 JULY 31, 2003  April 30, 2003   July 31, 2002 April 30, 2002
--------------------------  -------------  -------------    -------------  -------------
Volatility factor of
expected market price of
the Company's stock             84.0%          87.0%            91.0%          91.0%
--------------------------  -------------  -------------    -------------  -------------
Dividend yield                   0.0%           0.0%             0.0%           0.0%
--------------------------  -------------  -------------    -------------  -------------
Weighted average expected
life of stock options
(years)                          5.0            5.0              3.3            3.3
--------------------------  -------------  -------------    -------------  -------------
Risk-free interest rate          3.5%           4.1%             4.2%           4.2%
--------------------------  -------------  -------------    -------------  -------------

11.  SEGMENTED INFORMATION
     The Company operates in one business segment providing supply chain services and products. The following provides the Company's segmented information regarding geographic areas of operations:

----------------------------------------------------------------------------------------
                                 Three Months Ended              Six Months Ended
                            ----------------------------    ----------------------------
REVENUES                    JULY 31, 2003  July 31, 2002    JULY 31, 2003  July 31, 2002
--------------------------  -------------  -------------    -------------  -------------
Americas                       10,651          11,531           20,471         22,542
--------------------------  -------------  -------------    -------------  -------------
Europe, Middle East
and Africa                      3,412           5,481            6,490         10,742
--------------------------  -------------  -------------    -------------  -------------
Asia-Pacific                    1,156           1,016            2,445          1,568
--------------------------  -------------  -------------    -------------  -------------
                               15,219          18,028           29,406         34,852
--------------------------  -------------  -------------    -------------  -------------

     Revenues are attributed to individual regions based on location of customers' operations.

------------------------------   ----------------------------------
LONG-LIVED ASSETS                JULY 31, 2003     January 31, 2003
------------------------------   -------------     ----------------
Americas                             35,873             37,557
------------------------------   -------------     ----------------
Europe, Middle East and Africa        4,365              5,440
------------------------------   -------------     ----------------
Asia-Pacific                            346                363
------------------------------   -------------     ----------------
                                     40,584             43,360
------------------------------   -------------     ----------------
     Long-lived assets represent capital assets, goodwill and intangible assets that are attributed to individual geographic segments.

12.  ACCOUNTING PRONOUNCEMENTS
     GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS
     FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), was issued in November 2002. FIN 45 requires that, upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of July 31, 2003, the Company's guarantees that were issued or modified after December 31, 2002 were not material. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. Prior to December 31, 2002, the Company, from time to time, entered into intellectual property and other indemnification agreements, as well as agreements containing warranties, that are customary in the industry. The Company has not made any significant payments under such agreements and no amounts have been accrued in the consolidated financial statements with respect to these guarantees. The Company is not able to determine a reasonable estimate of the maximum amount that could be payable under these agreements as, generally, maximum amounts are not specified in the applicable agreements.

     ACCOUNTING FOR REVENUE ARRANGEMENTS
     In November 2002, the FASB Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21) which provides guidance on how to separate and allocate revenue to goods or services or both that are to be delivered in a bundled sales arrangement entered into after June 30, 2003. The Company has adopted the guidance of the EITF 00-21 on a prospective basis.

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
     In April 2003, the FASB issued SFAS 149 "Amendment of SFAS 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively.

     The Company will apply the provisions of SFAS 149 on a prospective basis to contracts entered into or modified after June 30, 2003 The adoption of this standard is not expected to have a material effect on the Company's business, results of operations or its financial position.

     ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY
     In May 2003, the FASB issued SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely, (1) mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, (2) instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts and (3) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 does not have a material impact on the Company's business, results of operations or its financial position.

THE DESCARTES SYSTEMS GROUP INC.
Corporate Headquarters

120 Randall Drive
Waterloo, Ontario N2V 1C6
Canada

Phone: (519) 746-8110
       (800) 419-8495
Fax:   (519) 747-0082

info@descartes.com
www.descartes.com












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